J. Page Davidson
pdavidson@bassberry.com
(615) 742-6253

April 9, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:            Filing Desk
Re:            Healthways, Inc.
Definitive Proxy Statement; Amended and Restated 2014 Stock Incentive Plan
(Commission File No. 000-19364)

Ladies and Gentlemen:
Healthways, Inc. (the "Company") has electronically filed its definitive proxy statement to be used in connection with its 2015 Annual Meeting of Stockholders to be held on May 19, 2015 (the "Proxy Statement").  In accordance with Item 10, Instruction 3 of Schedule 14A, the Healthways, Inc. Amended and Restated 2014 Stock Incentive Plan (the "Plan") is attached as Appendix B to the Proxy Statement.
On behalf of the Company, I hereby inform you, as supplemental information in accordance with Item 10, Instruction 5 of Schedule 14A, that the Company will file a Registration Statement on Form S‑8 with respect to the shares of the Company's common stock to be registered pursuant to the Plan as soon as reasonably practicable upon stockholder approval and prior to the offering of any such shares.
Please feel free to call me at (615) 742-6253 should you have any questions or comments regarding this matter.
Sincerely,
/s/ J. Page Davidson

J. Page Davidson